SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 01 February 2018

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

1st February 2018

Openreach launches 'Fibre First' programme to make Fibre to the Premises broadband available to three million UK homes and businesses by the end of 2020

● First eight cities named as build accelerates from 2018 to cover urban and rural communities
● Sets course to reach 10m homes and businesses by mid-2020s with the right conditions
● Plans to recruit and train 3,000 field engineers in 2018

Openreach, Britain's national broadband infrastructure provider, today announced an acceleration of its Fibre to the Premises (FTTP) build programme to enhance Britain's digital infrastructure and to reinforce the UK's position as the leading digital economy in the G20. 1

Openreach is extending its current Fibre to the Premises (FTTP) build target by 50% to reach three million premises by the end of 2020 through its new 'Fibre First' programme2. Birmingham, Bristol, Cardiff, Edinburgh, Leeds, Liverpool, London and Manchester make up the first phase of the programme which will connect up to 40 UK towns, cities and boroughs with FTTP3 with build starting in 2018. Openreach will also continue to focus on delivering FTTP to rural areas, in partnership with the Government, to make sure some of the hardest to reach communities in the UK get access to future-proofed, FTTP networks.

Fibre First reconfirms Openreach's ambition to build a large-scale FTTP network in the UK and accelerates the next fundamental upgrade of critical UK infrastructure. With the largest FTTP footprint in the UK4, Openreach is best placed to deliver the infrastructure required, at scale, to maintain the UK's position as a leading digital economy. An FTTP network has substantial and far-reaching benefits for UK citizens, businesses, society and the economy. The benefits include: better, more reliable service; fewer faults; and faster, more predictable and consistent speeds. The platform would be future-proof, supporting the speed requirements of customers for decades to come.

The pace and extent of this large-scale investment will depend on the speed with which the conditions to enable an acceptable return on the investment are secured. Support is needed from Communication Providers (CPs), central and local Government and the regulator to deliver key enablers, including: achieving low build and connection costs; achieving rapid take-up of and generating incremental revenue from the platform; and having a supportive regulatory and public policy framework. As with any infrastructure investment, if Openreach is unable to secure an acceptable return, it will need to review its ongoing capital commitments to the programme.

Reaching three million premises by 2020 sets Openreach on the right trajectory to achieve its ambition of building a ten million FTTP footprint by the mid-2020s and, if the conditions are right, to go significantly beyond, bringing the benefits of FTTP to the majority of homes and businesses across the UK.

1 Defined as a proportion of GDP - according to Boston Consulting Group research.
2 The Fibre First programme will see Openreach build FTTP to a further c.800,000 premises in BDUK areas and new housing sites, and to c.1.7 million premises in towns and cities.
3 FTTP connections can deliver ultrafast speeds up to 1Gbps
4 Openreach has already provided 500,000 residential premises in Britain with access to FTTP, the majority of which are rural areas.

Clive Selley, Chief Executive of Openreach, said: "Through the Fibre First programme, Openreach is getting on with the job of building an Ultrafast Britain. We are accelerating our plans to build FTTP to three million premises by 2020 which sets the course to reach ten million by the mid-2020s with the right conditions. Where possible going forward, we will 'fibre first'.

"Working closely with Central and Local government and our Communication Provider customers, we will identify the cities, towns and rural areas where we can build a future-proofed, FTTP network that's capable of delivering gigabit speeds to all homes and businesses at an affordable cost.

"We'll continue to invest in our people and we're already in the process of re-training and upskilling to make Fibre First a reality. We plan to hire around 3,000 engineers in 2018/19 to kick-start Fibre First and further improve the reliability and performance of our existing networks."

Gfast* remains a critical component of Openreach's ultrafast strategy and an important platform that will be deployed at scale in the UK to millions of premises. Gfast allows Openreach to deliver ultrafast speeds over existing copper lines. It builds on existing Openreach networks, so it is quick to deploy with minimal disruption and at relatively low cost. Openreach remains committed to rolling out Gfast at speed. Openreach will employ a Fibre First ethos and will not build Gfast and FTTP to the same locations.

An initial consultation by Openreach, which was open to all CPs and concluded in autumn 2017, found there was broad support for Openreach to start building a large-scale FTTP network in the UK. The consultation also helped Openreach to identify a set of enablers needed to underpin a viable commercial business case. The enablers remain important for the first wave of FTTP investment to be successful, and critical for Openreach to sustain a high rate of build into the mid-2020s and reach its ambition of ten million premises.

Enablers

1. Build and connection costs

The cost of building FTTP varies significantly depending on the exact location. Openreach expects the cost of building FTTP in towns and cities over the next three years to be around £300-£400 per premise passed. If the costs of battery back-up are excluded for the majority of customers, we expect connection costs to be around £150-£175.

2. Take-up and Revenue

The consultation identified three sources of value: lower Openreach operating costs enabled by the new platform; incremental revenue per line from Openreach's wholesale charges to CPs; and the benefit to Openreach from a more competitive network. Our further analysis continues to indicate that all three sources of value will be needed to secure acceptable returns.

To maximise the potential of a large-scale new FTTP deployment, Openreach believes it is essential to move all customers onto the new network quickly once built. In the first instance Openreach believes mass market adoption at competitive prices5 can be pursued through commercial agreements with CPs, and will explore models to achieve this in parallel with accelerating its FTTP build. Ultimately a 'switchover' process will be required, moving all customers onto the FTTP network so that everyone benefits. Openreach will consult with CPs and other stakeholders on how this can be achieved in due course.

3. A supportive regulatory and public policy framework

To maintain momentum on building more FTTP into the 2020s, a supportive regulatory and public policy framework is essential. Openreach is encouraged by its initial engagement with both Ofcom and Government, and looks forward to continuing to work with both to secure the right conditions for sustained commercial investment. Key requirements include:

i. the extension of Cumulo rates** relief to better reflect the long-term nature of FTTP infrastructure investment timescales;
ii. certainty around the fair bet framework to ensure that initial and subsequent rounds of investment have the opportunity to earn returns that fully reflect the risk taken at the time of investment, and where competition is effective, greater commercial freedom;
iii. support for and help with a switchover process when this ultimately becomes required to maximise the benefits of the platform;
iv. close partnerships with local authorities to reduce red tape and provide a smooth path to delivery. Openreach has already piloted a co-located Fibre First team with the City of London Corporation and will now replicate this model with other local authorities as part of the Fibre First project.

ENDS

Notes to editors

For further information
Enquiries about this story can be made to the Openreach PR team on: 020 7809 7950 or email press@openreach.co.uk.
All news releases can be accessed on our web site.

*Developed at BT's world-leading research and development facility at Adastral Park, Suffolk, Gfast technology changes the way today's broadband is transmitted. It allows ultrafast speeds, which previously required fibre optic cables to be run all the way to a property (FTTP), to be transmitted over existing copper lines and fibre broadband cabinets. This is significant as Gfast will enable Openreach to make ultrafast fibre available more quickly to a much larger number of homes and businesses than if it focused on FTTP alone.
** "Cumulo rates‟ is the phrase used to describe a tax on commercial property. The "commercial property" taxed in this way is defined by the Valuation Office Agency ("VOA") as BT‟s network (ducts, poles, parts of exchange buildings and other assets).

5 Current connection charges for ultrafast FTTP 160Mbps range from £92 to £117. Openreach's current ultrafast FTTP pricing ranges from £19.78 to £21.39 for 160Mbps with connection fees for £92

About Openreach

Openreach is Britain's digital network business.

We're 30,400 people who connect homes, mobile phone masts, schools, shops, banks, hospitals, libraries, broadcasters, governments and businesses - large and small - to the world.

Our mission is to build the best possible network, with the highest quality service, making sure that everyone in Britain can be connected.

We work on behalf of more than 590 communications providers like SKY, TalkTalk, Vodafone, and BT, and our fibre broadband network is the biggest in the UK, passing more 27 million premises. We're also the platform for Britain's thriving digital economy, which is the largest in the G20.

We're working hard to give people the speeds they need to run and enjoy their daily lives. Over the last decade, we've invested more than £11 billion into our network and we now manage more than 160 million kilometres of cable stretching from Scotland to Cornwall, from Wales to the east coast. And we're continuing to take that network further - making superfast broadband speeds available to thousands more homes and businesses every week.

Openreach is a wholly owned and independently governed division of the BT Group, and it is a highly regulated business, with more than 90 per cent of our revenues generated from services that are regulated by Ofcom.

Any company can access our products under exactly the same prices, terms and conditions.

For the year ended 31 March 2017, we reported revenues of £5.1bn.

For more information, visit openreach.co.uk

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 01 February 2018